UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 18, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 01 May 2018 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

2.             A Stock Exchange Announcement dated 11 May 2018 entitled ‘VODAFONE GROUP DIRECTORATE ANNOUNCEMENT’

3.             A Stock Exchange Announcement dated 16 May 2018 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

4.             A Stock Exchange Announcement dated 17 May 2018 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

5.             A Stock Exchange Announcement dated 25 May 2018 entitled ‘PUBLICATION OF SUPPLEMENTARY PROSPECTUS’

6.             A Stock Exchange Announcement dated 29 May 2018 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

7.             A Stock Exchange Announcement dated 30 May 2018 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

RNS Number: 7287M

Vodafone Group Plc

01 May 2018

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 April 2018:

Vodafone’s issued share capital consists of 28,814,825,158 ordinary shares of US$0.20 20/21 of which 2,138,677,180 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,676,147,978. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 8552N

Vodafone Group Plc

11 May 2018

VODAFONE GROUP DIRECTORATE ANNOUNCEMENT

11 May 2018

Vodafone today announces that Michel Demaré has been appointed as member of the Remuneration Committee of the Vodafone Group Plc Board, effective from the date of the Group’s Annual General Meeting on 27 July 2018. He will succeed Dr Mathias Döpfner on the Committee, who has notified Vodafone of his intention to stand down as a Non-Executive Director of the Company on that date, as previously announced on 16 April 2018.

Ends.

Further information

Vodafone Group

Media Relations

www.vodafone.com/media/contact

Investor Relations

Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 48 more, and fixed broadband operations in 19 markets. As of 31 December 2017, Vodafone Group had 529.1 million mobile customers and 19.3 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit www.vodafone.com

RNS Number: 2662O

Vodafone Group Plc

16 May 2018

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Michel Demaré and Sinikka Demaré
2	Reason for the notification
a)	Position/status	Non-Executive Director and Closely Associated Person
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.994202	50,000

d)	Aggregated information: volume, Price	Aggregated volume: 50,000 Ordinary shares Aggregated price: GBP 99,710.10
e)	Date of the transaction	2018-05-15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Maria Amparo Moraleda Martinez
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.9982	19,467
		GBP 1.9984	5,533

d)	Aggregated information: volume, Price	Aggregated volume: 25,000 Ordinary shares Aggregated price: GBP 49,956.11
e)	Date of the transaction	2018-05-15
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number: 4574O

Vodafone Group Plc

17 May 2018

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares

1	Details of the person discharging managerial responsibilities
a)	Name	David Nish
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.9408	12,881

d)	Aggregated information: volume, Price	Aggregated volume: 12,881 Ordinary shares Aggregated price: GBP 24,999.44
e)	Date of the transaction	2018-05-17
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number: 3948P

Vodafone Group Plc

25 May 2018

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary prospectus dated 25 May 2018 (the “Supplementary Prospectus”) prepared in connection with the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”).

To view the Supplementary Prospectus, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3948P_-2018-5-25.pdf

For further information, please contact

Rosemary Martin
Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER — INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Supplementary Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Supplementary Prospectus you must ascertain from the Supplementary Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

RNS Number: 5317P

Vodafone Group Plc

29 May 2018

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Transfer of shares

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vittorio Colao and Sylvia Cassinis
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer and Closely Associated Person
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Transfer of shares from Vittorio Colao to his wife, Sylvia Cassinis, for nil consideration.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 0.00	900,000

d)	Aggregated information: volume, Price	Aggregated volume of shares transferred: 900,000 Ordinary shares Aggregated price of shares transferred: GBP 0.00
e)	Date of the transaction	2018-05-25
f)	Place of the transaction	Outside of trading venue

RNS Number: 7270P

Vodafone Group Plc

30 May 2018

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Transfer of shares

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens and Magdalena Schellekens
2	Reason for the notification
a)	Position/status	Group Human Resources Director and Person Closely Associated
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Transfer of shares from Ronald Schellekens to his wife, Magdalena Schellekens, for nil consideration.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 0.00	700,000

d)	Aggregated information: volume, Price	Aggregated volume of shares transferred: 700,000 Ordinary shares Aggregated price of shares transferred: GBP 0.00
e)	Date of the transaction	2018-05-30
f)	Place of the transaction	Outside of trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 18, 2018	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary